SULTAN MINERALS INC. SUL-TSX VENTURE
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: Investor@langmining.com

04010365

March 2, 2004

04 MAR -9 AM 7:21

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon Ross

Shannon M. Ross,
Corporate Secretary

Enclosures

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. Sultan Acquires Silver Property in Churchill County, Nevada – Dated February 6, 2004
2. Sultan Minerals Options Stephens Lake Property to BHP Billiton in Joint Venture with Cream Minerals and Valgold Resources – Dated February 9, 2004

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

February 6, 2004

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN ACQUIRES SILVER PROPERTY IN CHURCHILL COUNTY, NEVADA

Sultan Minerals Inc. ("Sultan") is pleased to announce that it has entered into a purchase agreement ("Agreement") with an individual ("Seller") from Sparks, Nevada, U.S.A. to acquire a 100% interest in 20 Lode Mining Claims, WILLI 1 through WILLI 20, (the "WILLI Property"), located in Sections 25, 26 & 36, Township 19N, Range 34E, Churchill County, Nevada, U.S.A. The Agreement is subject to regulatory approval.

The WILLI Property is situated at the west end of the Wonder Mining District where 7.0 million ounces of silver and 74 thousand ounces of gold were produced from 418,000 tons of ore at the Nevada Wonder Mine. Production at the Nevada Wonder Mine was primarily from a single, 600-foot long ore shoot, which was mined to a depth of nearly 2,000 feet across stope widths of up to 40 feet. The WILLI Property is located 3.0 miles along strike to the northwest of the Nevada Wonder Mine in the same favourable rock type. An extensive zone of silicification seen on the WILLI Property is believed to have potential for mineralization similar to the Nevada Wonder Mine.

Under the terms of the Agreement, Sultan has agreed to issue 50,000 common shares to the Seller upon receipt of regulatory approval of the Agreement.

In exchange for the above share payments, Sultan will have acquired a 100% interest in the WILLI Property.

No common shares will be issued as bonuses, finder's fees or commissions in connection with this transaction. The common shares issued pursuant to the Agreement have a four-month hold period expiring four months from the date of issuance.

Sultan is planning a surface exploration program of geological mapping, geochemistry and geophysical surveying on the WILLI Property in order to define targets for reverse-circulation drill testing.

Arthur G. Troup, P.Eng
President

For further information on Sultan Minerals Inc. please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622, Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com Web: www.sultanminerals.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

February 9, 2004

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS OPTIONS STEPHENS LAKE PROPERTY TO BHP BILLITON IN JOINT VENTURE WITH CREAM MINERALS AND VALGOLD RESOURCES

Sultan Minerals Inc., Cream Minerals Ltd and ValGold Resources Ltd., ("Sultan", "Cream", "ValGold" or the "Companies") have entered into an agreement with BHP Billiton Diamonds Inc. ("BHP") whereby BHP has been granted options to acquire an initial 51% interest in three Mineral Exploration Licenses (Numbers 64, 65 and 66) totaling 92,194 hectares of mineral property held by the Companies in the Province of Manitoba.

In order to facilitate the exploration of the property, the Companies have agreed to pool their respective properties so that each will hold an undivided one-third interest in all three of the exploration licenses subject to the BHP agreement. The combined property is referred to as the Stephens Lake Property.

Under the terms of the agreement the Companies have granted to BHP the options (the "BHP Options") to acquire:

(1) a 51% undivided interest in the Stephens Lake Property (the "**First Option**"); and

(2) a 19% undivided interest in the Property (the '**Second Option**") in addition to the 51% interest;

BHP agrees to fund all exploration expenditures on the property until the BHP Options are either terminated or fully exercised.

In order to exercise the First Option, BHP must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement. This includes a firm commitment of $100,000 in exploration expenditures to be incurred in the first year following the effective date. In order to exercise the Second Option, BHP must complete a feasibility study for the project on or before the 10th anniversary of the effective date.

In the event that BHP exercises both options, a joint venture will be formed and the Companies shall thereupon have the following working interests in the joint venture:

BHP Billiton	70%
Sultan	10%
Cream	10%
Valgold	10%

In the event that BHP exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies shall thereupon have

the following working interests in the joint venture:

BHP Billiton	51%
Sultan	1/3 of 49%
Cream	1/3 of 49%
Valgold	1/3 of 49%

If after the joint venture is formed a party's interest falls to 10% or less, that party's interest will convert to a 1 % net smelter royalty.

The Stephens Lake Property is 70 kilometres in length and comprised of 92,194 hectares of mineral leases situated 100 kilometres east of Gillim, Manitoba. The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments, below which, the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt. The Thompson Belt is one of the most important nickel producing regions in the world. Since its discovery in the late 1950's, there has been production from five main deposits over a distance of 200 kilometers, with production plus reserves in excess of 170 million tonnes. The largest deposit is the Thompson deposit, where production plus reserves is estimated to be in excess of 100 million tonnes at an average grade of 2.5% nickel.

In 2002, ValGold intersected serpentenized pyroxenite, a favourable rock type for nickel mineralization, in three diamond drill holes while exploring for diamonds along the Stephens Lake belt. A ground geophysical survey completed by ValGold on a small portion of its property identified a large magnetic anomaly, which may represent a near flat-lying massive sulphide target. In the Thompson Belt such targets have the potential to host economic concentrations of nickel, copper and platinum group elements ("PGE" mineralization).

Exploration of the property will involve flying an airborne geophysical survey in order to further define targets for diamond drill testing.

Arthur G. Troup, P.Eng.
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com